Exhibit 99.1

Luxfer Announces Appointment of Richard Hipple to Board of Directors
MANCHESTER, England--(BUSINESS WIRE) - Luxfer Holdings PLC (NYSE: LXFR), a global producer of high-engineered advanced materials, today announced the appointment of Richard J. Hipple as a Non-Executive Director.
As a part of the Luxfer Board of Directors, Mr. Hipple will serve as Chairman of the Remuneration Committee and a member of the Audit Committee. With the addition of Mr. Hipple, Luxfer’s Board is comprised of six members, including five non-executive directors.
“We are pleased to welcome Dick to our Board,” said Joseph Bonn, Non-Executive Chairman of Luxfer. “His strong executive leadership background in global manufacturing and advanced material companies will be a great addition to our board and allow us to deliver better value to our customers and shareholders going forward.”
A recognized leader in global materials industries, Mr. Hipple is the retired Executive Chairman of Materion Corporation (NYSE: MTRN), an integrated producer of engineered materials and coatings used in a range of electrical, electronic, thermal, optical, and structural applications. Prior to Materion, Mr. Hipple served in several leadership roles in the steel industry, culminating as president of the LTV Corporation, a metals manufacturer.
Currently, Mr. Hipple is a Director of the Barnes Group (NYSE: B), a global provider of highly engineered products, differentiated industrial technologies, and innovative solutions, where he serves on the Governance Committee and Compensation and Management Development Committee. He is also a Director and a member of the Audit Committee at KeyCorp (NYSE: KEY), a leading bank-based financial services company. Mr. Hipple previously served on the board of Ferro Corporation (NYSE: FOE), a manufacturer of high-performance coatings and color solutions.
Mr. Hipple is an active member of civic boards. He is currently the Board Chair of the Cleveland Institute of Music. Previously, he was a board member of the Greater Cleveland Partnership, Cleveland Furniture Bank, and the Cleveland Science Center. He received his bachelor’s degree in engineering from Drexel University.

About Luxfer Holdings PLC (“Luxfer”)

Luxfer is a global manufacturer of highly-engineered advanced materials, which focuses on value creation by using its broad array of technical knowhow and proprietary technologies. Luxfer’s high-performance materials, components, and high-pressure gas containment devices are used in defense and emergency response, healthcare, transportation, and general industrial settings. For more information, visit www.luxfer.com.

Luxfer is listed on the New York Stock Exchange and its ordinary shares trade under the symbol LXFR.

Contacts
Luxfer Holdings, PLC
Douglas A. Fox CFA - Director, Investor Relations
Cassandra Stanford - Communications Specialist
+1 951-341-2375
Investor.relations@luxfer.com